                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                    CLEVELAND INDIANS BASEBALL COMPANY, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON SHARES
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                  186 202-10-7
      --------------------------------------------------------------------
                                 (CUSIP Number)

                             EDWARD G. PTASZEK, JR.
                              BAKER & HOSTETLER LLP
                              1900 EAST 9TH STREET
                            CLEVELAND, OH 44114-3485
                                 (216) 621-0200
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 3, 1999
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------                   ------------------------
  CUSIP NO. 186 202-10-7                                  Page 2 of 5 Pages
------------------------------------                   ------------------------

------- ----------------------------------------------------------------------
1)      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard E. Jacobs
------- ----------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [  ]
        (b) [  ]
------- ----------------------------------------------------------------------
3)      SEC USE ONLY

------- ----------------------------------------------------------------------
4)      SOURCE OF FUNDS (See Instructions)

        OO
------- ----------------------------------------------------------------------
5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ----------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ----------------------------------------------------------------------
                        7)      SOLE VOTING POWER

      NUMBER OF                 8,458,200
        SHARES          -------------------------------------------------------
     BENEFICIALLY       8)      SHARED VOTING POWER
       OWNED BY
         EACH                   0
      REPORTING         -------------------------------------------------------
        PERSON          9)      SOLE DISPOSITIVE POWER
         WITH
                                8,458,200
                        -------------------------------------------------------
                        10)     SHARED DISPOSITIVE POWER

                                0
------- ----------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,458,200
------- ----------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

        [  ]
------- ----------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        67.8%
------- ----------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON (See Instructions)

        IN
------- ----------------------------------------------------------------------

------------------------------------                   ------------------------
  CUSIP NO. 186 202-10-7                                  Page 3 of 5 Pages
------------------------------------                   ------------------------



                  This Amendment No. 1 to Schedule 13D relates to the Class A Common Shares, without par value (the "Class A Common Shares"), of Cleveland Indians Baseball Company, Inc. (the "Issuer"). This Amendment No. 1 is filed on behalf of Mr. Richard E. Jacobs and amends Items 4, 5(a), 6 and 7 of the Statement on Schedule 13D filed by Mr. Jacobs on June 19, 1998 (the "Original Statement"). Capitalized terms used and not defined herein have the definitions used in the Original Statement.

ITEM 4. PURPOSE OF TRANSACTION.

                  On November 3, 1999, the Issuer entered into an Agreement and Plan of Merger and Limited Partnership Interest Purchase Agreement (the "Merger Agreement") with CBC Acquisition, LLC, an Ohio limited liability company ("Buyer"), CIBC Merger Co., an Ohio corporation ("Merger Co."), and Cleveland Baseball Corporation, an Ohio corporation ("CBC"). The Merger Agreement provides that, subject to the terms and conditions thereof, (i) Merger Co. will merge with and into the Issuer (the "Merger") and each Class A Common Share and Class B Common Share issued and outstanding immediately prior to the effective time of the Merger will be converted into right to receive a cash payment in an amount determined pursuant the Merger Agreement, and (ii) CBC will sell, and Buyer will purchase, all of CBC's outstanding limited partnership interests in the Partnership in consideration for a cash payment in an amount determined pursuant to the Merger Agreement.

                  As a condition to the execution of the Merger Agreement, Mr. Jacobs, as trustee of the Jacobs family trusts, entered into a Voting Agreement dated November 3, 1999 (the "Voting Agreement") with Merger Co. and Buyer pursuant to which Mr. Jacobs agreed to, among other things, vote 133,200 Class A Common Shares and 2,281,667 Class B Common Shares (the "Voting Agreement Shares") in favor of the adoption of the Merger Agreement and against certain actions that would be inconsistent with the completion of the transactions contemplated by the Merger Agreement. The foregoing summary of certain terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as an Exhibit to this Amendment No. 1 to
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Mr. Jacobs may be deemed to beneficially own 8,458,200 Class A Common Shares (which beneficial ownership includes the right to acquire
(i) 2,281,667 Class A Common Shares pursuant to the conversion rights of the Class B Common Shares, as described in Item 5(a) of the Original Statement, and
(ii) 6,043,333 Class A Common Shares pursuant to the conversion rights of the limited partnership units in the Partnership held by CBC, as described in Item 6 of the Original Statement) held by the Jacobs family trusts, representing 67.8% of the 12,466,766 Class A Common Shares deemed to be issued and outstanding pursuant to Rule 13d-3.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Voting Agreement, Mr. Jacobs has granted to Martin J. Cleary an irrevocable proxy to vote the Voting Agreement Shares as indicated in the Voting Agreement if Mr. Jacobs does not attend the special meeting of shareholders of the Issuer (by person or by other

------------------------------------                   ------------------------
  CUSIP NO. 186 202-10-7                                  Page 4 of 5 Pages
------------------------------------                   ------------------------


proxy) to be held pursuant to the Merger Agreement. All other information regarding the Merger Agreement and the Voting Agreement set forth in Item 4 of this Amendment No. 1 to Schedule 13D is incorporated herein by reference.

ITEM 7. MATERIAL FILED AS EXHIBITS.

        (a) Voting Agreement dated November 3, 1999, among Mr. Jacobs, Buyer and Merger Co.

------------------------------------                   ------------------------
  CUSIP NO. 186 202-10-7                                  Page 5 of 5 Pages
------------------------------------                   ------------------------



                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 1999





                                       By: /s/ Richard E. Jacobs
                                          -------------------------------------
                                            Richard E. Jacobs

                                                                 Exhibit 7(a)


                                VOTING AGREEMENT


           VOTING AGREEMENT, dated as of November 3, 1999, among CIBC Merger Co., an Ohio corporation ("Merger Co."), CBC Acquisition LLC, an Ohio limited liability company (the "Buyer"), and the stockholders listed on Schedule A attached hereto (each a "Stockholder" and, collectively, the "Stockholders").

           WHEREAS, concurrently herewith Merger Co., the Buyer, Cleveland Indians Baseball Company, Inc., an Ohio corporation (the "Company"), and Cleveland Baseball Corporation, an Ohio corporation ("CBC"), are entering into an Agreement and Plan of Merger and Limited Partnership Purchase Agreement of even date herewith (the "Merger Agreement", which term shall include immaterial amendments thereto and material amendments to which the Stockholders consent; capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement) pursuant to which, among other things, Merger Co. will be merged with and into the Company (the "Merger") and the Buyer will purchase the limited partnership units owned by CBC in Cleveland Indians Baseball Company Limited Partnership, an Ohio limited partnership;

           WHEREAS, the Stockholders have 99.98% of the voting power with respect to the Company, and 100% of the voting power with respect to CBC; and

           WHEREAS, Merger Co. and the Buyer have required, as a condition to their entering into the Merger Agreement, that each Stockholder enter into, and each such Stockholder has agreed to enter into, this Agreement.

           NOW, THEREFORE, to induce Merger Co. and the Buyer to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and covenants contained herein, the parties agree as follows:

           1. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby severally represents and warrants to Merger Co. and the Buyer as follows:

           (a) OWNERSHIP OF SHARES. (i) Such Stockholder is a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, the number of common shares, without par value, of the Company (the "CIBC Common Shares"), and the number of common shares, without par value, of CBC (the "CBC Common Shares"; and together with the CIBC Common Shares, the "Common Shares"), set forth opposite such Stockholder's name on Schedule A hereto. The number of CIBC Common Shares and CBC Common Shares listed on Schedule A as being owned by a Stockholder are referred to herein as the "Shares."

           (ii) Such Stockholder has (A) sole power of disposition; (B) sole voting power and (C) sole power to demand appraisal rights, in each case with respect to all of the Shares set forth opposite such Stockholder's name on Schedule A hereto, with no restrictions on such rights, subject to the terms of this Agreement.

           (b) POWER; BINDING AGREEMENT. Such Stockholder has all requisite legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally or by general principles of equity. There is no beneficiary of or holder of a voting trust certificate or other interest in any trust whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

           (c) NO CONFLICTS. (i) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary to be made or obtained by such Stockholder for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby nor the compliance by such Stockholder with any of the provisions hereof shall (A) violate or conflict with the trust agreement, declaration of trust or deed of trust with respect to such Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification, prepayment or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound or (C) violate any order, writ, injunction, decree, judgment, statute, rule, regulation or governmental permit or license applicable to such Stockholder or any of such Stockholder's properties or assets.

           (d) ABSENCE OF LIENS. The Shares set forth opposite such Stockholder's name on Schedule A hereto and the certificates representing such Shares are now and at all times during the term hereof will be held by such Stockholder in its name, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings, arrangements or any other encumbrances whatsoever, except for any such interests arising under this Agreement.

            (e) NO BROKERS. Except as provided in Sections 3.1(s) and 3.2(f) of the Merger Agreement, no broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

           (f) VOTE OF CBC SHARES IN FAVOR OF MERGER AGREEMENT. Such Stockholder has heretofore adopted and voted the CBC Shares set forth opposite such Stockholder's name on Schedule A hereto in favor of the Merger Agreement, and such vote is in full force and effect, has not been rescinded, amended, superseded or otherwise modified, and is not inconsistent with any other vote relating to the CBC Shares.

           (g) REVIEW OF MERGER AGREEMENT. Such Stockholder understands and acknowledges that Merger Co. and the Buyer are entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement. Such Stockholder has read the Merger Agreement carefully and fully understands the terms and provisions thereof.

           2. AGREEMENT TO VOTE; ETC.

           (a) VOTING OF CIBC SHARES. Each Stockholder hereby severally agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, such Stockholder shall vote (or cause to be voted) the CIBC Shares set forth opposite such Stockholder's name on Schedule A hereto (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and in favor of any actions required in furtherance hereof and thereof with respect to which shareholder action of the Company or CBC is required, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) except as specifically requested in writing by Merger Co. in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company Articles or Company Regulations; (E) any other material change in the Company's corporate structure or business; and (F) any other action which is intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, the transactions contemplated by the Merger Agreement or this Agreement or the contemplated economic benefits of any of the foregoing. Such Stockholder shall not enter into any agreement or understanding with any Person prior to the Termination Date

(as defined in Section 7) to vote in any manner inconsistent with clause (i),
(ii) or (iii) of the preceding sentence.

           (b) LIMITED PROXY. In furtherance of the Stockholders' agreements contained herein, each Stockholder hereby grants the following proxy (which proxy will continue to be effective should the trustee of each Stockholder die, become disabled or incompetent), provided that such proxy shall not be exercisable UNLESS such Stockholder does not attend the Special Meeting, in person or by other proxy, for any reason whatsoever. Subject to the foregoing:

           EACH STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS MARTIN J. CLEARY AS SUCH STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 2(a) ABOVE IF, BUT ONLY IF, SUCH STOCKHOLDER DOES NOT ATTEND THE SPECIAL MEETING (IN PERSON OR BY OTHER PROXY) FOR ANY REASON WHATSOEVER. EACH STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH STOCKHOLDER WITH RESPECT TO SUCH STOCKHOLDER'S SHARES. NOTWITHSTANDING THE FOREGOING, THIS PROXY SHALL BE AUTOMATICALLY REVOKED WITHOUT ANY FURTHER ACTION ON THE PART OF ANY STOCKHOLDER OR MERGER CO. ON THE TERMINATION DATE. NOTHING HEREIN SHALL LIMIT OR RESTRICT THE RIGHT OR POWER OF THE STOCKHOLDER TO VOTE OR GRANT A FURTHER PROXY TO VOTE SUCH STOCKHOLDER'S SHARES AT THE SPECIAL MEETING IN ACCORDANCE WITH SECTION 2(a) OF THIS AGREEMENT.


           (c) STOCKHOLDER CAPACITY. (i) No Person executing this Agreement on behalf of a Stockholder who is, or becomes during the term hereof, a director or officer of the Company or CBC makes any agreement or understanding herein in his capacity as such director or officer, and the agreements set forth herein shall in no way restrict any director or officer in the exercise of his fiduciary duties as a director or officer of the Company or CBC. Each such Person signs solely in his capacity as a trustee of the applicable Stockholder, whose beneficiaries are in each case the beneficial owners of such Stockholder's Shares.

           3. CERTAIN COVENANTS OF STOCKHOLDERS. Except in accordance with the terms of this Agreement, each Stockholder hereby severally covenants and agrees as follows:

           (a) NO SOLICITATION. Such Stockholder has read and fully understands
Section 4.3(b) of the Merger Agreement and agrees to abide by all of the provisions thereof as if such Stockholder were a party thereto. Without limiting the generality of the foregoing, no Stockholder shall, directly or indirectly (including through advisors, agents or other intermediaries), initiate, solicit, negotiate, encourage, provide confidential information or take any other action to facilitate any proposal or offer by any Person that constitutes or could reasonably be expected to lead to a Takeover Proposal.

           (b) RESTRICTION ON TRANSFER, PROXIES AND NON-INTERFERENCE; RESTRICTION ON WITHDRAWAL. No Stockholder shall, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement and this Agreement, and except for gifts to family members who either are signatories to this Agreement or who, upon such gift, become signatories to this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, "Disposition"), enforce or permit the execution of the provisions of any agreement with the Company or CBC, as the case may be, whereby the Company or CBC, as applicable, may be obligated to repurchase, or enter into any other contract, option or other arrangement or understanding with respect to, or otherwise consent to the Disposition of any or all of such Stockholder's Shares or any interest therein; (ii) except as contemplated hereby, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement. Without limiting the generality of the foregoing, each Stockholder agrees that it shall not rescind, amend, supersede or otherwise modify its vote with respect to CBC Common Shares described in Section 1(f) hereof.

           (c) WAIVER OF APPRAISAL RIGHTS. Each Stockholder hereby waives any appraisal rights that such Stockholder may have in connection with the Merger. Each trustee executing this Agreement on behalf of a Stockholder represents that no beneficiary who is a beneficial owner of Shares under the trust document of the applicable Stockholder has any appraisal rights which have not been so waived.

           (d) NO TERMINATION OR CLOSURE OF TRUSTS AND ESTATES. Each trustee executing this Agreement on behalf of a Stockholder shall not take any action to terminate, close or liquidate the trust for which he is the Trustee and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date, in each case unless, in connection therewith, the Shares held by either Stockholder are transferred upon termination to the other Stockholder and remain subject in all respects to the terms of this Agreement, or to other Persons or entities who upon receipt of such Shares become parties to, and agree to be bound by the terms and conditions of, this Agreement.

           4. FURTHER ASSURANCES. From time to time, at any party's request and without further consideration, each other party shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

           5. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares set forth opposite the name of such Stockholder on Schedule A hereto and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's successors.

           6. STOP TRANSFER. Each Stockholder agrees with, and covenants to, Merger Co. and the Buyer that such Stockholder shall not request that the Company or CBC, as the case may be, register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares set forth opposite the name of such Stockholder on Schedule A hereto, unless such transfer is made in compliance with this Agreement. Each Stockholder agrees that within ten business days after the date hereof, such Stockholder will no longer hold any Shares, whether certificated or uncertificated, in "street name" or in the name of any nominee. Each Stockholder agrees, with respect to any CIBC Shares in certificated form, that such Stockholder will tender to the Company within ten business days after the date hereof, the certificates representing such CIBC Shares and the Company will inscribe upon such certificates the following legend: "The Common Shares, without par value, of Cleveland Indians Baseball Company, Inc. (the "Company") represented by this certificate are subject to a Voting Agreement dated as of November 3, 1999, and may not be sold or otherwise transferred, except in accordance therewith. Copies of such Agreement may be obtained at the principal executive offices of the Company."

           7. TERMINATION. This Agreement shall terminate upon the earlier of
(A) the termination of the Merger Agreement or (B) the Effective Time, provided, however, that if the Merger Agreement is terminated pursuant to Section 6.1(e), or as a result of the condition set forth in Section 5.1(a) not being satisfied, this Agreement shall terminate on the date that is the first anniversary of the date of termination of the Merger Agreement. The date of termination of this Agreement is referred to herein as the "Termination Date".

           8. RELEASES. Effective from and after the Effective Time, each Stockholder hereby irrevocably waives, and releases the Company, CBC, Merger Co. and the Buyer and any present and former directors, officers, agents and employees of the Company, CBC, Merger Co. and the Buyer from any and all actions, claims, causes of action or liabilities of any nature, in law or equity, known or unknown, and whether or not heretofore asserted, which such Stockholder ever had, now has or hereafter can, shall or may have against any of the foregoing for, upon or by reason of any matter, cause or thing whatsoever from the formation of the Company and CBC to the Effective Time, provided that the foregoing release shall not apply to the trustee of each Stockholder with respect to any rights such trustee may have (A) under Sections 4.2(a) and (b) of the Merger Agreement, (B) with respect to any compensation and employee benefits accrued prior to Effective Time and (C) under the Name Retention Agreement.

           9. MISCELLANEOUS.

           (a) ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) shall not be assigned without the prior written consent of (A) in the case of an assignment by a Stockholder, Merger Co. and the Buyer and (B) in the case of an assignment by Merger Co. or the Buyer, without the prior written consent of each Stockholder, provided, that Merger Co. and the Buyer may in their sole discretion assign their respective rights and obligations hereunder to any of its direct or indirect wholly-owned subsidiaries, but no such assignment shall relieve Merger Co. or the Buyer of its obligations hereunder.

           (b) AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided, however, that Schedule A may be supplemented by Merger Co. or the Buyer without the agreement of any other party, by adding the name and other relevant information concerning any stockholder of the Company who agrees to be bound by the terms of this Agreement, and thereafter such added stockholder shall be treated as a ?Stockholder? for all purposes of this Agreement.

           (c) NOTICES. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, facsimile, telex or other standard form of telecommunications, by courier service, or by registered or certified mail, postage prepaid, return receipt requested, addressed

           If to Merger Co. or the Buyer, to:

                c/o Thrasher, Dinsmore & Dolan
                100 7th Avenue, Suite 150
                Chardon, Ohio 44024-1079
                Attn: Joseph R. Znidarsic, Esq.

           With a copy to:

                Debevoise & Plimpton
                875 Third Avenue
                New York New York  10022
                Facsimile No.: (212) 909-6836
                Attention: Richard D. Bohm, Esq.

           If to a Stockholder, to such Stockholder's address or facsimile number set forth in Schedule A hereto, or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

           (d) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio without giving effect to its conflict of laws principles or rules to the extent such principles or rules would require application of the laws of another jurisdiction.

           (e) ENFORCEMENT. The parties agree that irreparable injury would occur, and that money damages would not be an adequate remedy, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each party hereto hereby waives any requirement for the securing or posting of any bond in connection with the obtaining of such remedy.

           (f) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which when taken together shall constitute one and the same Agreement.

           (g) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           (h) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

           (i) DEFINITIONS; CONSTRUCTION. For purposes of this Agreement:

           (i) "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities beneficially owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.



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


           (ii) "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

           (iii)In the event of a stock dividend or distribution, or any change in the Common Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

           IN WITNESS WHEREOF, Merger Co., the Buyer and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                     CIBC MERGER CO.


                                     By:   /s/ Lawrence J. Dolan
                                          --------------------------------------
                                     Its: President
                                          --------------------------------------

                                     CBC ACQUISITION, LLC


                                     By:   /s/ Lawrence J. Dolan
                                          --------------------------------------
                                     Its: Sole Member of LJD Baseball, Limited,
                                          --------------------------------------
                                          its Managing Member
                                          -------------------


                                     STOCKHOLDERS:



                                     /s/ Richard E. Jacobs
                                     -------------------------------------------
                                     Richard E. Jacobs, sole Trustee of the
                                     Richard E. Jacobs Trust established under
                                     the Declaration of Trust Dated April 23,
                                     1987




                                     /s/ Richard E. Jacobs
                                     -------------------------------------------
                                     Richard E. Jacobs, sole Trustee of the
                                     David H. Jacobs Marital Trust






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